

April 29, 2010

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

      Re: **NASB Financial, Inc.**
              Form 10-K for Fiscal Period Ended September 30, 2009
              File No. 000-24033

Dear Ms. Nyhus:

We have reviewed your correspondence filed with the Commission on March 12, 2010 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation and provide us with any proposed disclosure revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Please refer to our comment 1 in our letter dated February 26, 2010. We note that you typically obtain personal guarantees from the primary individuals involved in commercial loan transactions. Please revise to disclose the following information:

    a. Whether and how you monitor the guarantors for continuing ability to perform under these guarantees; and,

    b. How often you pursue repayment of loans from the guarantor when the primary source of repayment is no longer available and how successful

> you are at obtaining payments from the guarantor, quantifying the effect of recoveries from guarantors in each period presented.

2. Please refer to our comment 1 in our letter dated February 26, 2010. Please revise to disclose how you determined that a $1 million threshold for commercial real estate loans is appropriate and would materially capture the extent of the decline in property values for the purposes of indentifying impairment and estimating your allowance for loan losses. Quantify the amount of actual loans charged-off in each period presented that exceeded this threshold. Please disclose how you concluded that this review should be done annually and not quarterly.

3. Please refer to our comment 2 in our letter dated February 26, 2010. Please revise to disclose how you concluded that certain of your loan extensions granted to construction and development borrowers should not be accounted for as TDRs. Explain the factors considered when determining whether these extensions constitute a modification based on borrower financial difficulty and when they do not, specifically addressing extensions that are provided to borrowers who have experienced slowing sales and/or declining collateral values.

4. Please refer to our comment 2 in our letter dated February 26, 2010. We note that during the year, you modified $49.6 million in commercial real estate loans but that at September 30, 2009 only $4.5 million remained. Please revise to clarify the reasons for the decrease, specifically addressing whether the decrease was due to payoff of the loan, or a change in status of the loan from a TDR to a performing loan. If the decrease was due to other reasons, please clarify that as well.

5. Please revise to disclose whether you make extensions or any other modifications not already described in your response to any loans in your portfolio that you do not consider to be TDRs. If so, describe the terms modified and tell us how you concluded that these modifications do not constitute TDRs.

6. Please refer to our comment 3 in our letter dated February 26, 2010. Please charge-off your loss classified loans and provide us with your materiality analysis to support your assertion that the charge-off of such loans would not have had a material impact on your estimate of your allowance for loan losses and because these loans of are of such little value that their continuance as bankable assets is not warranted

7. Please refer to our comment 4 in our letter dated February 26, 2010. Please provide us with additional information regarding the shock analysis you use for the purpose of analyzing declines in property values in connection with your estimate of the allowance for loan losses. Please tell us how you determine

whether this process is adequate in light of the fact that you do not obtain updated appraisals on a regular basis to confirm your estimates. Please also tell us how you determined this process would materially capture the severity of the declines in collateral value related to your portfolio.

8. Please refer to our comment 7 in our letter dated February 26, 2010. Please revise to provide a roll forward of the reserve recorded related to your representations and warranties reserves in future filings and quantify your total exposure under these obligations. Additionally, please revise to clarify whether these obligations are outstanding during the life of the sold loans or whether you retain this obligation for a shorter period of time.

9. Please refer to our comment 7 in our letter dated February 26, 2010. Please revise to provide additional detail describing the extent of your success in avoiding claims. Disclose a dollar amount of claims in which you were successful and quantify this as a percentage of total claims received in a given period.

10. Please refer to our comment 8 in our letter dated February 26, 2010. Please revise to disclose how you determine that the non-binding broker quotes are based on current information that reflects orderly transactions and disclose how you determine the lowest level of input related to non-binding broker quotes for the purposes of providing fair value hierarchy disclosures. Disclose how you validate the non-binding broker quotes to determine their accuracy.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with copies of your proposed revisions to your future filings. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or me, at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant